July 8, 2025

Allen Mistysyn
Senior Vice President     Finance and Chief Financial Officer
Sherwin-Williams Company
101 West Prospect Avenue
Cleveland OH 44115

       Re: Sherwin-Williams Company
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-04851
Dear Allen Mistysyn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services